UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

PRIME NUMBER ACQUISITION I CORP.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

74168P107

(CUSIP Number)

Dongfeng Wang
Chief Executive Officer
1129 Northern Blvd., Suite 404

Manhasset, NY, 11030

Telephone Number: (347) 329-1575 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 12, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 3d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 74168P107

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Prime Number Acquisition LLC (the “Sponsor”)
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 1,732,732 (1)
	8	Shared voting power
	9	Sole dispositive voting power 1,732,732 (1)
	10	Shared dispositive power
11	Aggregate amount beneficially owned by each reporting person 1,732,732 (1)
12	Check box if the aggregate amount in row (11) excludes certain shares* ☐
13	Percent of class represented by amount in row (11) 20.48%
14	Type of reporting person* CO

(1)	It includes (i) 1,383,700 shares of Class A Common Stock (the “Founder Shares”) acquired by the Sponsor prior to the initial public offering (the “Offering”) of Prime Number Acquisition I Corp. (the “Issuer”) and (ii) 349,032 shares of Class A Common Stock acquired by the Sponsor via a private placement closed simultaneously with the consummation of the Offering.

SCHEDULE 13D

CUSIP No. 74168P107

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Dongfeng Wang
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Hong Kong SAR, PRC
Number of shares beneficially owned by each reporting person with	7	Sole voting power 1,777,732 (2)
	8	Shared voting power
	9	Sole dispositive voting power 1,777,732 (2)
	10	Shared dispositive power
11	Aggregate amount beneficially owned by each reporting person 1,777,732(2)
12	Check box if the aggregate amount in row (11) excludes certain shares* ☐
13	Percent of class represented by amount in row (11) 21.01%
14	Type of reporting person* IN

(2)	Dongfeng Wang is the manager of the Sponsor. As such. Mr. Wang is deemed to have beneficial ownership of the shares of Class A Common Stock held directly by the Sponsor. He is deemed to beneficially own 1,732,732 shares of Class A Common Stock held directly by the Sponsor and directly owns 45,000 Founder Shares acquired from the Sponsor pursuant to a certain securities assignment agreement among the Sponsor, Mr. Wang and other holders dated May 12, 2022.

SCHEDULE 13D

CUSIP No. 74168P107

This statement relates (the “Schedule 13D”) to the Class A Common Stock, par value $0.001 (the “Class A Common Stock”), issued by Prime Number Acquisition I Corp. (the “Issuer”). All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

Item 1.	Security and Issuer.

Securities acquired: Class A Common Stock, $0.0001 par value.

Issuer:	Prime Number Acquisition I Corp.

1129 Northern Blvd., Suite 404, Manhasset, NY, 11030

Item 2.	Identity and Background.

(a) This statement is filed by Prime Number Acquisition LLC, a Delaware limited liability company (the “Sponsor”) and Dongfeng Wang (“Mr. Wang”, with Sponsor, the “Reporting Persons”). The Reporting Persons are the holders of record of approximately 21.01% of the Issuer’s outstanding Common Stock based on the number of Class A Common Stock outstanding as of May 26, 2022.

(b) The principal business address of Sponsor is 1129 Northern Blvd., Suite 404, Manhasset, NY, 11030. The principal business address of Mr. Wang is 1129 Northern Blvd., Suite 404, Manhasset, NY, 11030.

(c) Sponsor is a sponsor of the Issuer and primarily involved in investment. Mr. Wang is the manager of Sponsor.

(d) During the past five years, none of the Reporting Persons or to the knowledge of the Reporting Persons, the persons identified in this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, none of the Reporting Persons or to the knowledge of the Reporting Persons, the persons identified in this Item 2, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal and state securities laws of findings any violation with respect to such laws.

(f) The Sponsor is a limited liability company incorporated in the State of Delaware. The Citizenship of Mr. Wang is the Hong Kong Special Administrative Region, People’s Republic of China.

Item 3.	Source and Amount of Funds or Other Consideration.

The information set forth in Items 4 and 5 of this Schedule 13D are hereby incorporated by reference into this Item 3.

SCHEDULE 13D

CUSIP No. 74168P107

Item 4.	Purpose of Transaction.

On April 7, 2021, the Sponsor acquired 1,357,000 shares of Class B common stock. On May 28, 2021, the Sponsor surrendered 271,400 shares of Class B common stock without any consideration. On December 22, 2021, the Issuer effected a 1.5 for 1 stock split of its Class B common stock resulting the Sponsor holding 1,628,400 shares of Class B common stock. On December 28, 2021, the Sposnor converted its shares of Class B common stock into 1, 628, 400 shares of Class A common stock on a one-for-one basis (up to 225,000 shares of which are subject to forfeiture depending on the extent to which the underwriter’s over-allotment option is exercised). As a result, the Sponsor acquired 1,628,400 shares of Class A common stock for an aggregate purchase price of $23,600 (the “Founder Shares”).

On May 17, 2022, simultaneous with the closing of the Offering, the Sponsor purchased 349,032 shares of Class A Common Stock from the Issuer at $10.00 per share for a total purchase price of $3,490,320. On the same day, the representatives of the underwriters of the Offering, Prime Number Capital, LLC and WestPark Capital, Inc. (the “Representatives”), decided to partially exercise their over-allotment options for 450,000 units.

On May 23, 2022, the Representatives decided to forfeit the remaining, unexercised 450,000 units for over-allotment options. As a result, the Sponsor forfeited 106,200 Founder Shares.

Depending on prevailing market, economic and other conditions, the Reporting Persons may from time to time acquire additional shares of Class A Common Stock or engage in discussions with the Issuer concerning future acquisitions of shares of its capital stock. Such acquisitions may be made by means of open-market purchases, privately negotiated transactions, direct acquisitions from the Issuer or otherwise.

Except as set forth in this Item 4, none of the Reporting Persons has any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company; (g) changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

The Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) The responses to Items 7 - 13 of the cover pages of this Schedule 13D are incorporated herein by reference. The aggregate number and percentage of common stock beneficially or directly owned by the Reporting Persons is based upon a total of 9,041,892 shares of Class A Common Stock outstanding as of May 17, 2022. The Reporting Persons collectively beneficially own 1,777,732 shares of Class A Common Stock, representing approximately 21.01% issued and outstanding shares of common stock (including Class A Common Stock and Class B Common Stock on as converted basis).

(b) The responses to Items 7 - 13 of the cover pages of this Schedule 13D are incorporated herein by reference. The beneficial ownership of the Reporting Persons is 1,777,732 shares of Class A Common Stock, representing approximately 21.01% issued and outstanding shares of common stock.

(c) Other than the disposition of the shares as reported in this Schedule 13D, no actions in the common stock were effected during the past sixty (60) days by the Reporting Persons.

(d) N/A

(e) N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 4 of this Schedule 13D are hereby incorporated by reference into this Item 6.

SCHEDULE 13D

CUSIP No. 74168P107

Item 7.	Materials to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended by adding the following to the end of the section:

Exhibit No.	Description
7.1	Joint Filing Agreement, dated May 26, 2022.
10.1	Securities Purchase Agreement between the registrant and Prime Number Acquisition LLC dated April 7, 2021.
10.2	Securities Purchase Agreement between the registrant and Glorious Capital LLC dated April 7, 2021.
10.3	Surrender Agreement, by and among the Registrant, Prime Number Acquisition LLC and Glorious Capital LLC dated May 28, 2021.
10.4	Private Placement Share Purchase Agreement between the Registrant and the founders dated May 12, 2022.
10.5	Securities Assignment Agreement among the Sponsor, Mr. Wang and others dated May 12, 2022

SCHEDULE 13D

CUSIP No. 74168P107

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: May 26, 2022

Prime Number Acquisition LLC

By:	/s/ Dongfeng Wang	Dongfeng Wang
Name:	Dongfeng Wang	Dongfeng Wang
Title:	Manager and Sole Member